[TYCO INTERNATIONAL LTD. LETTERHEAD]
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                                                               Exhibit (a)(6)


Contact:                                               Contact:
Diane C. Creel                                         David Brownell
CEO, Chairwoman & President                            Vice President
The Earth Technology Corporation (USA)                 Tyco International Ltd.
(310) 495-4449                                         (603) 778-9700

                                                       FOR IMMEDIATE RELEASE


                       TYCO INTERNATIONAL TO ACQUIRE
                   THE EARTH TECHNOLOGY CORPORATION (USA)


     Exeter, New Hampshire and Long Beach, California, December 11, 1995-- Tyco International Ltd. (NYSE-TYC) and The Earth Technology Corporation
(USA) (OTC-ETCO) ("Earth Tech") jointly announced today that they have entered into a definitive Merger Agreement under which Tyco would purchase, for cash, all of the outstanding common stock of Earth Tech at a price of $8 per share.

     Under the Agreement, a subsidiary of Tyco will shortly commence a tender offer to purchase all of Earth Tech's 8,752,000 shares of common stock for $8 per share in cash, for a total of approximately $70 million. The tender offer will be followed by a merger in which each of the remaining shares of Earth Tech will be exchanged for $8 in cash.

     The offer will be made pursuant to definite offering documents to be filed with the Securities and Exchange Commission. The offer is conditioned on the tender of a majority of the outstanding shares of common stock on a fully diluted basis, as well as certain other conditions.

     "Earth Tech is an excellent fit with Tyco's Flow Control segment, particularly in our water works and waste water treatment businesses.
Their expertise in the engineering and design of water/wastewater treatment facilities, and environmental solutions will help expand our market penetration in these areas," said L. Dennis Kozlowski, Tyco's Chairman and Chief Executive Officer. Mr. Kozlowski also noted that the acquisition would provide a positive contribution to Tyco's earnings from the onset.


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     Diane C. Creel, CEO, Chairwoman and President of Earth Tech stated,
"we are delighted to become part of the Tyco family. We believe that this offer represents superior value for our shareholders and a tremendous opportunity for continued growth of our company."

     Earth Tech, headquartered in Long Beach, California, has 40 offices throughout North America. Earth Tech reported sales of $178 million for the last fiscal year ended August 25, 1995 with a long term backlog in excess of $800 million.

     Tyco is a worldwide manufacturer with strong leadership positions in disposable medical products, packaging materials, flow control products, electrical and electronic components and is the world's largest manufacturer and installer of fire protection systems. The Company operates in more than 50 countries around the world and has revenues in excess of $4.5 billion.

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